SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

NEWS RELEASE

FOR IMMEDIATE RELEASE

SUPREME COURT OF CANADA REFUSES LEAVE TO APPEAL IN CLASS ACTION
LAWSUITS BY BCI COMMON SHAREHOLDERS

MONTREAL (CANADA) March 3, 2005 – Bell Canada International Inc. (“BCI”) and BCE Inc. (“BCE”) today announced that the plaintiffs in the two proposed class action lawsuits brought on behalf of BCI common shareholders and seeking $1 billion in damages against BCI and BCE, which were previously dismissed by the Ontario Court of Appeal, have been refused leave to appeal by the Supreme Court of Canada. No further appeal of these actions is available to the plaintiffs and the actions are effectively dismissed.

An action brought by Wilfred Shaw was originally issued in the Ontario Superior Court of Justice (the “Court”) on September 27, 2002, and sought court approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001 in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI’s Recapitalization Plan and the implementation of BCI’s Plan of Arrangement approved by the Court on July 17, 2002. After Mr. Shaw’s original action was dismissed by the Court on May 9, 2003, Mr. Shaw filed an amended statement of claim on June 27, 2003. On August 30, 2003, a lawsuit was filed by Cameron Gillespie that was, except with respect to the name of the plaintiff, substantially identical to Shaw’s amended statement of claim. These two actions were dismissed by the Court on January 5, 2004 without leave to amend their claims and an appeal of that decision to the Ontario Court of Appeal was subsequently dismissed. Following refusal of leave to appeal the dismissal decisions by the Supreme Court of Canada today, no further appeal of these actions is available to plaintiffs.

About BCI

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the NEX Exchange under the symbol BI.H. Visit our Web site at www.bci.ca.

About BCE

BCE Inc. is Canada’s largest communications company. Through its 27 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier data media company, Bell Globemedia and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

BCI Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
(514) 392-2260
howard.hendrick@bci.ca

BCE Contact Information:
France Poulin
Media Relations
(514) 391-2007
1-877-391-2007
france.poulin@bell.ca
Web Site: www.bce.ca

Sophie Argiriou
Investor Relations
(514) 786-8145
sophie.argiriou@bell.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: March 3rd, 2005